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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

LIME ENERGY (formerly known as ELECTRIC CITY CORPORATION)
------------------------------------------------
(Name of Issuer)

COMMON STOCK
------------------------------------------------
(Title of Class of Securities)

53261U106
------------------------------------------------
(CUSIP Number)

DECEMBER 31, 2006
------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------
Cusip No. 53261U106
--------------------

1. Names of Reporting Persons.

   Dynamis Advisors, LLC

   IRS Identification Nos. of above persons (entities only).

   54-1852654

2. Check the Appropriate Box if a Member of a Group
   (See Instructions).

 (a)[ ]
 (b)[X] Joint filing pursuant to Rule 13d-1(k)(1)

3. SEC Use Only.


4. Citizenship or Place of Organization.

   Virginia Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting
 Person with:

5. Sole Voting Power.

   18,519

6. Shared Voting Power.

   18,678

7. Sole Dispositive Power.

   18,519

8. Shared Dispositive Power.

   18,678

9. Aggregate Amount Beneficially Owned by Each Reporting
   Person.

   18,678

10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions).

    N/A

11. Percent of Class Represented by Amount in Row (9).

    0.0%

12. Type of Reporting Person (See Instructions).

    IA

--------------------
Cusip No. 53261U106
--------------------

1. Names of Reporting Persons.

   John H. Bocock

   IRS Identification Nos. of above persons
   (entities only).

   N/A

2. Check the Appropriate Box if a Member of a Group
   (See Instructions).

  (a)[ ]
  (b)[X] Joint filing pursuant to Rule 13d-1(k)(1)

3. SEC Use Only.


4. Citizenship or Place of Organization.

   U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person with:

5. Sole Voting Power.

   159

6. Shared Voting Power.

   18,678

7. Sole Dispositive Power.

   159

8. Shared Dispositive Power.

   18,678

9. Aggregate Amount Beneficially Owned by Each Reporting Person.

   18,678

10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions).

    N/A

11. Percent of Class Represented by Amount in Row (9).

    0.0%

12. Type of Reporting Person (See Instructions).

    IN

--------------------
CUSIP No. 53261U106
--------------------

Item 1.

  (a) Name of Issuer.

      Lime Energy (formerly known as Electric City Corporation)

  (b) Address of Issuer's Principal Executive Offices.

      1280 Landmeier Road
      Elk Grove Village, Illinois 60007

Item 2.

  (a) Names of Persons Filing.

   (1) Dynamis Advisors, LLC
   (2) John H. Bocock


   Attached as Exhibit A is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

 (b) Address of Principal Business Office of each of the persons specified in 2(a) above:

         310 Fourth Street NE, Suite 101
         Charlottesville, Virginia 22902

 (c) Citizenship:

    (1) Dynamis Advisors, LLC - Virginia Limited
        Liability Company
    (2) John H. Bocock - U.S.A.


 (d) Title of Class of Securities

     common stock

 (e) CUSIP Number

     53261U106

Item 3. If this statement is filed pursuant to
        Section 240.13d-1(b) or 240.13d-2(b) or (c), check
        whether the person filing is a:

  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
  (b)  [ ] Bank as defined in section 3(a)(6) of the Act
          (15  U.S.C.78c);
  (c)  [ ] Insurance company as defined in section
           3(a)(19)of the Act (15 U.S.C. 78c);
  (d)  [ ] Investment company registered under section
           8 of the Investment Company Act of 1940
          (15 U.S.C. 80a-8);
  (e)  [X]*An investment adviser in accordance with
           Section 240.13d-1(b)(1)(ii)(E);
  (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
  (g) [X]*A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
  (h)  [ ] A savings association as defined in Section
           3(b) of the Federal Deposit Insurance Act
          (12 U.S.C. 1813);
  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
           Company Act  of 1940 (15 U.S.C. 80a-3);
  (j)  [X]*Group, in accordance with
           Section 240.13d-1(b)(1)(ii)(J).

*Dynamis Advisors, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
John H. Bocock is a Member/General Partner and control persons of Dynamis Advisors, LLC. John H. Bocock is joining in this filing on Schedule 13G.

Item 4. Ownership.

   Reference is made to Items 5-11 on the cover sheets of this Schedule 13G.

   Dynamis Advisors, LLC has been granted discretionary dispositive power over their respective clients' securities and in some instances have voting power over such securities. Any and all discretionary authority which has been delegated to Dynamis
   Advisors, LLC and may be revoked in whole or in part at any time. John H. Bocock is joining this
   Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Dynamis
   Advisors, LLC as a result of their positions with Dynamis Advisors, LLC. See Item 8.

Item 5. Ownership of Five Percent or Less of a Class.

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
   [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

   N/A



Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security Being
        Reported on By the Parent Holding Company or
        Control Person.

   N/A

Item 8. Identification and Classification of Members of the Group.

   Dynamis Advisors, LLC, a Virginia limited liability company, is an investment adviser registered under
   Section 203 of the Investment Advisers Act of 1940.
   John H.Bocock is a Member/General Partner and control person of Dynamis Advisors, LLC. John H. Bocock is joining in this Schedule 13G because, as a result of his position with and ownership of securities of Dynamis Advisors, LLC, could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Dynamis Advisors, LLC.
   Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by any party of his control or power to influence the control of Dynamis Advisors, LLC.

Item 9. Notice of Dissolution of Group.

   N/A

Item 10. Certification.

     By signing below each of the undersigned
   (i) certify that, to the best of their knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect and do not have any effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect; and(ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that any of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied
    (except for such shares, if any, reported herein as beneficially owned by Dynamis Advisors, LLC for its own account or by John H. Bocock for his individual account and not as a result of his individual position with and ownership of securities of Dynamis Advisors, LLC.

				SIGNATURE


After reasonable inquiry and to the best of each person's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2007

                       DYNAMIS ADVISORS, LLC
                       By: /s/ John H. Bocock
                       Signature


                       John H. Bocock, Member/GP/CCO
                       Name/Title


                       INDIVIDUALS:


                       John H. Bocock
                       By: /s/ John H. Bocock
                       Signature


                       John H. Bocock
                       Name/Title

EXHIBIT A
JOINT FILING AGREEMENT

   In accordance with Rule 13d-1(k) under the Securities
   Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting persons of a statement on Schedule 13G
   (including amendments thereto) with respect to the Common Stock of Lime Energy and that this Agreement be included as an Exhibit to such joint filing.

   This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

   IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of February, 2007.


                       DYNAMIS ADVISORS, LLC
                       By: /s/ John H. Bocock
                       Signature


                       John H. Bocock, Member/GP/CCO
                       Name/Title



                       INDIVIDUALS:


                       John H. Bocock
                       By: /s/ John H. Bocock
                       Signature


                       John H. Bocock
                       Name/Title